#2300 – 1177 West Hastings Street Vancouver, BC, V6E 2K3 www.doratoresources.com Telephone: 604-638-5939 Facsimile: 604-408-7499

NR11-14	October 31, 2011

Dorato Announces Management and Board Changes

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, OTCQX: DRIFF, Frankfurt: D05) announces management and Board reorganization. Effectively immediately, Keith J. Henderson will step down as President, CEO and Director to pursue other interests. Anton (Tony) J. Drescher, currently a director and shareholder, has been appointed interim President and CEO. Mr. Drescher is a Certified Management Accountant, a designation he has held since 1981. His experience includes; director of International Tower Hill Mines Ltd., a public mineral exploration and development company listed on the TSX and NYSE-Amex, (since 1991); ; director of Trevali Mining Corporation, a public natural resource company listed on the TSX (since 2010); president and a director of Ravencrest Resources Inc., a public company listed on the CNSX (since 2007); and a director of Corvus Gold Inc., a public natural resource company listed in TSX (since 2010).

Concurrently, Dr. Mark D. Cruise will resign his position as Director and will be replaced by Rowland Perkins. Mr. Perkins is currently the President, CEO and a director of ebackup Inc. (since 2001). He is a graduate of the University of Manitoba (BA, Economics). Mr. Perkins has also served as a director of USA Video Interactive Corporation since January 2005, Strikepoint Gold since 2011, Corvus Gold Inc. since 2010 and was a former Director of International Tower Hill Mines from 2005 to 2010.

John Drobe, Dorato’s Vice President Exploration, and an integral part of the technical team, will continue to oversee and direct Dorato’s exploration strategy.

“We would like to thank both Keith Henderson and Mark Cruise for their dedication and contribution to Dorato”, said Tony Drescher, President & CEO. “We wish them both well in their future endeavors”. Management will be providing a strategic update to investors in the next few weeks.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Northern Peru copper-gold porphyry-epithermal belt. The Company has property rights in two geographic centres:

  Cordillera del Condor Asset-- one of the most important gold-bearing districts in northern Peru since pre-Incan times. Dorato, through a series of option agreements has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres, providing the Company with the largest land position in the Cordillera del Condor.

  Cajamarca Region Project-- Dorato has acquired rights on the Deborah property, which is nestled between several important copper-gold deposits, including Michiquillay and El Galeno.

The Company focuses on grassroots opportunities in strategically important locations where prospectivity can be demonstrated by proximity to existing deposits. The Cordillera del Condor project represents an exceptional land position and an emergent copper-gold district, located close to the border with Ecuador. This remote area of Peru was unexplored until recently, but it is located within kilometres of recent discoveries like Fruta del Norte and the Mirador District (both located just across the border in Ecuador). The Cajamarca region, in contrast, is an established mining district with excellent infrastructure. The Deborah property is a foothold for Dorato into an established area with excellent exploration potential.

On behalf of the board of directors of
DORATO RESOURCES INC.

(signed) “Anton Drescher”
Interim President and CEO

For further information please contact:

Steve Stakiw, Manager – Corporate Communications
Michael Pound, Manager – Investor Relations
Email: info@doratoresources.com
Phone: (604)-638-5817/ Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Company’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov.